Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 94113
telephone (408) 886-7096

March 20, 2025

VIA EDGAR VIA FORM 40-33

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Firsthand Technology Value Fund, Inc.**
        File No. 814-00830
        Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the derivative class action complaint filed in case 1:25-cv-00677-SAG filed on February 28, 2025, in the United States District Court for the District of Maryland by Star Equity Fund, LP, as plaintiff, against the registrant as the nominal defendant and against Firsthand Capital Management, Inc., Scalar, LLC, the directors and certain officers as the defendants. The filed complaint is redacted to omit certain non-public information.

Very truly yours,

Firsthand Technology Value Fund, Inc.

/s/ Kelvin Leung

Secretary

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
(Northern Division)

STAR EQUITY FUND, LP,
 53 Forest Avenue – Suite 101
 Old Greenwich, CT 06870,
 	
           Plaintiff
 	
     v.
 	
FIRSTHAND CAPITAL MANAGEMENT, INC.,
  Serve On: Kevin Landis, Resident Agent
  150 Almaden Boulevard – Suite 1250
  San Jose, CA 95113,
 	
SCALAR, LLC,
  Serve On: Corporation Service Co., Resident Agent
  251 Little Falls Drive
  Wilmington, DE 19808,
 	
KEVIN LANDIS
  150 Almaden Boulevard – Suite 1250
  San Jose, CA 95113,
 	
NICHOLAS PETREDIS
  c/o Firsthand Technology Value Fund, Inc.
  The Corporation Trust, Inc.
  2405 York Road – Suite 201
  Timonium, MD 21093-2264,
 	
GREG BURGLIN
  c/o Firsthand Technology Value Fund, Inc.
  The Corporation Trust, Inc.
  2405 York Road – Suite 201
  Timonium, MD 21093-2264,
 	
KIMUN LEE
  c/o Firsthand Technology Value Fund, Inc.
  The Corporation Trust, Inc.
  2405 York Road – Suite 201
  Timonium, MD 21093-2264,
	COMPLAINT
	
	JURY TRIAL DEMANDED
	
	Case No.

(cont.)

RODNEY YEE
  c/o Firsthand Technology Value Fund, Inc.
  The Corporation Trust, Inc.
  2405 York Road – Suite 201
  Timonium, MD 21093-2264, and

OMAR BILLAWALA
  c/o Firsthand Technology Value Fund, Inc.
  The Corporation Trust, Inc.
  2405 York Road – Suite 201
  Timonium, MD 21093-2264,

          Defendants

    -and-

FIRSTHAND TECHNOLOGY VALUE FUND, INC.,
  Serve On: The Corporation Trust Inc., Resident Agent
  2405 York Road – Suite 201
  Timonium, MD 21093-2264,

         Nominal Defendant.

[REDACTED] COMPLAINT FOR MONEY DAMAGES

Plaintiff Star Equity Fund, LP ("Plaintiff"), for its complaint against Nominal Defendant

Firsthand Technology Value Fund, Inc. ("SVVC" or the "Fund") and Defendants Firsthand Capital

Management, Inc. ("Firsthand"); Scalar, LLC ("Scalar"); Kevin Landis, Nicholas Petredis, Greg

Burglin, Kimun Lee and Rodney Yee (the "Director Defendants"), in their capacities as members

of the Fund's Board of Directors (the "Board"); and Omar Billawala, in his capacity as an officer

of the Fund, states the following upon knowledge as to itself and its own actions, and upon

information and belief as to all other matters, based upon an investigation conducted by counsel,

which included analysis of records obtained through an inspection demand to the Fund, public filings with the United States Securities and Exchange Commission ("SEC"), news reports, press

releases and other publicly available sources.

TABLE OF CONTENTS

I.   INTRODUCTION

1.   This case presents egregious wrongdoing in which the Fund's investment adviser, Firsthand, ostensibly under the Board's oversight, destroyed a $200 million portfolio, extracted approximately $30 million in fees along the way, and concealed from investors, for years, that the portfolio was worthless and the Fund was effectively insolvent.

2.   From at least January 2021 (and almost certainly much earlier), Firsthand and the Board began inflating the value of the Fund's remaining investments to hide further losses by calculating multi-million-dollar valuations, using facially implausible valuation methodologies, for companies that they knew were failing.

3.   These fraudulent valuations were integrated into the Fund's publicly stated net asset value ("NAV") and disclosed to investors, causing the price of the Fund's stock to trade at inflated prices and fraudulently inflating Firsthand's management fee.

4.   While the fraud was being conducted, Firsthand and the Board battled stockholders and enacted illegal defensive mechanisms to avoid losing their positions (and salaries), all the while misrepresenting the potential for long-term investment gains in a portfolio that management knew (but did not disclose) was effectively worthless.

5.   In November 2023, after a series of inadequate write downs that continued to hide the true value of the investments, Defendants finally disclosed that two of the Fund's three largest investments were effectively complete losses and the Fund would have to be liquidated. The Board stated that it would propose a liquidation plan to stockholders, but years later has not done so.

6.   In the interim, Firsthand—which has been calculating its fees based on fraudulently inflated assets for years—has written down a portion of the fees to avoid calculating a *negative* *NAV*, but the Fund continues to report millions in "liabilities" purportedly owed to Firsthand for

improper fees. Indeed, after selling what appeared to be the Fund's only meaningful asset, Firsthand *diverted $4.16 million of the proceeds to itself*, leaving the essentially Fund broke again.

7.   This action asserts claims for (i) violation of the Securities Exchange Act of 1934; (ii) breach of fiduciary duties; (iii) breach of contract; and (iv) appointment of a third-party receiver, under this Court's supervision, to assume management of the Fund, accurately value the Fund's portfolio, and oversee an orderly wind down.

II.   THE PARTIES

8.   Plaintiff Star Equity Fund, LP, a Delaware limited partnership, is the largest owner of common stock of the Fund with approximately 29% of outstanding shares.

9.   Nominal Defendant Firsthand Technology Value Fund, Inc. (ticker: SVVC) is a Maryland corporation that is regulated as a business development company under the ICA.

10.   Defendant Firsthand Capital Management, Inc., a California corporation, is a registered investment adviser and the manager of the Fund.

11.   Defendant Scalar LLC is a Delaware limited liability company and the valuation consultant retained by Firsthand in connection with valuing the Fund's portfolio.

12.   Defendant Kevin Landis is the founder, Chief Executive Officer ("CEO") and Chief Investment Officer ("CIO") of Firsthand. He simultaneously serves as Chairman of the Fund's Board and President, CEO and Chief Financial Officer ("CFO") of the Fund.

13.   Defendants Greg Burglin and Kimun Lee are members of the Board.

14.   Defendant Nicholas Petredis was a member of the Board until August 14, 2023. He is a former Managing Director and Senior Counsel of Firsthand.

15.   Defendant Rodney Yee was a member of the Board until September 22, 2023.

16.   Defendant Omar Billawala was the Fund's Chief Financial Officer until August 30, 2023.

III.   JURISDICTION AND VENUE

17.   This Court has jurisdiction over this action under 28 U.S.C. § 1332(a) and (d).

18.   Venue is proper in this judicial district under 28 U.S.C. § 1391(b)(1) and (2).

19.   This Court has jurisdiction over the Fund because it is a Maryland corporation with a forum-selection bylaw selecting this Court.

20.   This Court has jurisdiction over the Director Defendants because they are directors of the Fund, a Maryland corporation.

IV.   FACTUAL BACKGROUND

A.   Closed-End Investment Funds and Securities Valuation

21.   The Fund is a Maryland corporation registered with the SEC as a closed-end investment company and a business development company ("BDC"). A closed-end fund is a type of investment company registered under the Investment Company Act of 1940 (the "ICA").

22.   Unlike open-end funds, which issue and redeem shares directly with investors, closed-end funds generally issue a fixed number of shares in a public offering, which are then traded on a stock exchange. As a result, a fund's shares may trade above or below the fund's NAV (*i.e.*, trading at a premium or discount).

23.   Firsthand and the Director Defendants, as the Fund's managers, owe fiduciary duties of care and loyalty to the Fund pursuant to Maryland law and are personally liable for their breaches. The Fund's Articles of Amendment and Restatements (the "Charter"), consistent with § 17(h) of the ICA, do not exculpate the Director Defendants for bad faith, willful misfeasance, gross negligence or reckless disregard.

24.   The Fund publishes an NAV per share quarterly, which reflects the value of the Fund's portfolio to investors. NAV is calculated by totaling the value of the Fund's investments, subtracting its liabilities, and dividing by the number of its outstanding shares.

25.   Section 2(a)(41) of the ICA assigns direct, non-delegable responsibility for determining the value of the Fund's securities for purposes of NAV calculation to the Director Defendants. The obligation to determine the fair value of the Fund's securities is one of a limited number of critical responsibilities expressly assigned to the Director Defendants by the ICA.

26.   The SEC has explained that while "[c]ompliance with the good faith standard [for determining the fair value of securities] generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund," valuation determinations are not subject to ordinary business judgment. A fund board does not "provide oversight of the performance of fair value determinations consistent solely with the business judgment rule under state law," but rather is subject to an enhanced level of scrutiny to fulfill its statutory responsibility. The SEC has long warned that investment advisers have an incentive to value fund assets improperly in order to increase fees, improve or smooth reported returns, or maintain compliance with investment policies and restrictions.

27.   To oversee valuation, the Board formed a Valuation Committee which purportedly was responsible for reviewing and approving the Fund's securities prices, typically on a quarterly basis. During the relevant period, the Valuation Committee consisted of Defendants Burglin, Petredis and Yee. The Valuation Committee had a duty to review all fair valuations for accuracy and reasonableness and to approve their incorporation into the Fund's NAV.

28.   While the Board was permitted to retain an "independent valuation firm," it advised investors repeatedly in SEC filings that the "Board is ultimately and solely responsible for

4

determining the fair value of the [Fund's] investments in good faith." The Board's "multi-step valuation process to be followed each quarter" was described as follows:

>(1) each quarter the valuation process begins with each portfolio company or investment being initially valued by [Firsthand] or the independent valuation firm;

>(2) the Valuation Committee of the Board on a quarterly basis reviews the preliminary valuation of [Firsthand] and that of the independent valuation firms and makes the fair value determination, in good faith, based on the valuation recommendations of [Firsthand] and the independent valuation firms; and

>(3) at each quarterly Board meeting, the Board considers the valuations recommended by the Advisor's Valuation Committee and the independent valuation firms that were previously submitted to the Valuation Committee of the Board and ratifies the fair value determinations made by the Valuation Committee of the Board.

B.   History Of The Fund

29.   Firsthand was launched in the 1990s by Defendant Landis, a self-proclaimed "seasoned technology and cleantech investor" with a long record of failed investments and value destruction.

30.   Firsthand initially offered three open-end investment funds to the public: (1) Firsthand Technology Opportunities Fund ("TOF"); (2) Firsthand Alternative Energy Fund ("AEF"); and (3) Firsthand Technology Value Fund ("TVF"), the last of which was later converted to the Fund at issue.

31.   TVF was formed in 1994 and rode the wave of the "dotcom bubble." Following the dotcom crash in early 2000, and through mid-2011, the value of TVF's portfolio declined by 80%. Investors responded quickly and dramatically, withdrawing over $670 million through net redemptions between 2005 and 2010. As a result of TVF's rapid decline, Firsthand's management fee, which was 1.40% of TVF's assets under management, also declined substantially.

32.   In 2010, Firsthand and Landis devised a transaction to stop the hemorrhage of investor funds. Because TVF was an "open-end" mutual fund, investors were permitted to withdraw their investments directly from TVF by redeeming their shares in exchange for cash, which reduced the size of TVF's assets under management (and Firsthand's fee).

33.   Firsthand chose to convert TVF's remaining assets into a closed-end fund, which does not permit direct redemptions. Rather, investors who wish to exit a closed-end fund must do so by selling their shares on a stock exchange to other investors, and thus the underlying assets of the fund are "captive" to the investment adviser, potentially in perpetuity.

34.   To implement this plan, Firsthand seeded a new fund (*i.e.*, SVVC) with $100,000 and unilaterally established a management contract between Firsthand and the Fund with a "2 and 20" fee (*i.e.*, 2% of the Fund's assets under management and a 20% performance fee)—a substantial increase over TVF's management fee (a flat rate of 1.40% with no performance fee).

35.   In April 2011, TVF completed a merger into the Fund. Certain of TVF's former directors—namely, Defendant Burglin (and eventually Defendant Petredis, a former Firsthand employee)—joined the new Fund's Board.

36.   Firsthand marketed the Fund as a "publicly traded venture capital fund that provides private technology and cleantech companies with venture funding and working capital, primarily in the form of equity investments."

37.   As its first order of business, Firsthand sold the Fund's liquid assets—roughly 82% of the portfolio, including blue chip companies like Broadcom, Intel, Marvell Technologies, Microsoft, Netflix, Qualcomm, and Seagate Technology. In the years following (*i.e.*, after the Fund sold its shares), those securities would provide returns of 5,757%, 231%, 436%, 2043%, 1676%,

344% and 1,040%, respectively. The Fund was left with $70 million in cash and a handful of private securities worth approximately $25 million.

38.   By the end of 2011, the value of the Fund's investments had already been written down to $15 million and its cash depleted to $63.8 million, largely by Firsthand's management fees, which it collected on the value of both investments *and cash*, despite not having actually investing the cash.

C.   Firsthand Slowly Writes Down And Liquidates The Fund's Portfolio While Charging Tens Of Millions In Management Fees

39.   Following the 2011 launch, Firsthand slowly deployed the Fund's cash on various private investments while collecting millions of dollars in management fees on unspent cash.

40.   In 2012, Firsthand and the Fund raised an additional $127 million in cash, increasing the Fund's net assets to roughly $200 million (70% of which was cash), from which Firsthand continued to draw fees.

41.   Firsthand did not fully deploy the Fund's assets until 2015—*i.e.*, four years after launching the Fund. Yet, between the launch in 2011 and 2015, Firsthand extracted *roughly $18 million* in management fees.

42.   The following four years did not fare well for the Fund. It reported a 21% decline between 2015 and 2019, contributing to a nearly 50% decline from inception.

43.   The abysmal performance began to worry investors, one of whom submitted, in advance of the 2020 stockholder meeting, a non-binding proposal for the Board to "seek and pursue any and all measures to enhance shareholder value including: (1) orderly termination of the fund, (2) orderly liquidation of SVVC assets with distribution of available cash to shareholders, (3) tender offers for SVVC shares using available cash from any and all investment exits,

(4) merger of the fund into an entity offering shareholder exits near NAV (net asset value), or (5) other measures likely to allow shareholders to exit SVVC near its NAV."

44. The proposal cited the Fund's abysmal performance relative to its excessive expenses:


The Massive Drop in the Market Price of SVVC: 2012-2020
2012-2020 SVVC v. S&P 500 (source Yahoo Finance)
SVVC 8.320
^GSPC 2399.290
Open 7.300
High 7.300
Low 7.140
Close 7.170
Volume 104.00k
The S&P 500 Index
SVVC's Stock Price
2012
2013
2014
2015
2018
2019
2020
8/15/2016
All information in this document is for general information purposes only and should not be relied on as a basis for financial, investment or other decisions. The information represents interpretations I believe to be accurate, no warranties of any kind are made about it accuracy, reliability or completeness. Any reliance placed on this material is strictly at your own risk.

45. Firsthand and the Board opposed this sensible, non-binding proposal and stated that it was "not in the best interest of the Company and its shareholders." The Board claimed that it was "unnecessary" because it purportedly was "continuously evaluating opportunities to enhance shareholder value." Internal Board materials, as discussed below, demonstrate that this contention was untrue then and throughout the following years.

46. At the July 2020 stockholder meeting, stockholders overwhelmingly voted—by 70% of votes cast—in favor of the non-binding proposal. Rather than address the Fund's problems, however, Landis and the other Director Defendants fortified their positions as managers through illegal means.

47.   On August 7, 2020, the Board amended and restated the Fund's Amended and Restated Bylaws ("Bylaws") to provide that the Maryland Control Share Acquisition Act applies to any acquisition or proposed acquisition of shares of stock (the "Control Share Bylaw").

48.   The Control Share Bylaw purports to bar, among other things, an unaffiliated shareholder's ability to vote more than 10% of the Fund's outstanding shares so as to limit the influence an individual investor can assert over management. The Control Share Bylaw's restriction on voting rights for shares in excess of the 10% threshold violates § 18(i) of the ICA, which provides that "every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock." *Saba Capital Master Fund, Ltd. v. BlackRock Municipal Income Fund, Inc.*, 2024 WL 43344 (S.D.N.Y. Jan. 4, 2024), *aff'd,* 2024 WL 3174971 (2d Cir. June 26, 2024); *Saba Cap. CEF Opportunities 1, Ltd. v. Nuveen Floating Rate Income Fund*, 2022 WL 493554 (S.D.N.Y. Feb. 17, 2022), *aff'd,* 88 F.4th 103 (2d Cir. Nov. 30, 2023); *Eaton Vance Senior Income Trust v. Saba Capital Master Fund, Ltd.*, 2021 WL 2785120 (Mass. Super. Ct. Apr. 7, 2021).

49.   The Board not only approved the Fund's use of the illegal Control Share Bylaw, but carved out an exemption for Landis and his affiliates to permit Landis to continue to purchase, hold and vote shares greater than 10% (he held close to 10% at the time).

50.   At the end of 2020, the Fund's total return since inception was -65%. Firsthand had extracted $28.4 million in management fees and accrued another $5.4 million.

51.   The value of the Fund's investments had been written down by more than $100 million and multiple investments had been written off entirely.

52.   As a result, the composition of the portfolio began to shift significantly toward three private companies, all of which Firsthand and its valuation consultant, Defendant Scalar, were

9

charged with valuing: Wrightspeed, Inc. ("Wrightspeed"), IntraOp Medical Corp. ("IntraOp") and

Hera Systems, Inc. ("Hera").

53.   As of the end of 2020, Wrightspeed, IntraOp and Hera accounted for 54% of the

portfolio, and the percentage would increase substantially in the following years.

54.   In early 2021, in advance of the next stockholder meeting, a shareholder made a

new proposal, this time binding, that the Fund terminate "[a]ll investment advisory and

management agreements [with] Firsthand Capital Management, Inc."

55.   The proposal noted that the Fund had returned an annualized -15.4% since inception

while benchmarks generated positive returns, and that the Fund's trading discount (*i.e.*, the

difference between its reported NAV per share and the shares' market price) was "well over 70%."

56.   The proposal was intended to "[t]erminat[e] the huge NAV-based management fees

that are draining the Fund's resources" and "[r]emov[e] incentives of the extant investment advisor

to delay an orderly liquidation of the Fund's assets."

57.   Again, Firsthand and the Board opposed. The Board stated that "the dismissal of

management, with the goal of short-term gains in stock price would interfere with the [Fund's]

ability to realize potential long-term gains from significant portions of the [Fund's] current

investment portfolio and other investments under consideration," and purportedly would "severely

impair the short-term and long-term value of the [Fund]." (Emphasis added.)

58.   At the stockholder meeting, the overwhelming majority of stockholders again voted

in favor of the proposal—82% of votes cast after removing Landis's votes. However, because the

bylaws required a majority of *outstanding* shares (not just those present at the meeting), and many

shareholders did not vote, the proposal did not pass. The Board carried on as usual.

59.   At the end of 2021, the Fund disclosed net assets of approximately $94 million, reflecting a -70% return since inception. Left with minimal liquidity, Firsthand found it difficult to pay itself in cash, but accrued $2.3 million in management fees on the Fund's balance sheet.

60.   Because of the deterioration of the portfolio, Wrightspeed, IntraOp and Hera now accounted for 62% of the Fund's investment value, and their values had not been written down significantly like the rest of the portfolio.

61.   Unbeknownst to investors, however, these companies were largely worthless, but Defendants were grossly inflating their valuations—and dumping good money after bad—to extend the lives of the investments and delay disclosure of the losses.

D.   Firsthand Artificially Inflates The Fund's Remaining Assets To Hide That The Portfolio Is Worthless

62.   As Firsthand was forced to write down the vast majority of the Fund's other investments, it clung to inflated valuations of Wrightspeed and IntraOp to maintain a critical mass of assets to continue to operate the Fund, which quickly began to account for the vast majority of the Fund's investments.

63.   The Board was not only personally responsible for determining the Fund's securities valuation under the ICA and overseeing Firsthand's efforts in that regard, but it knew that the Fund's portfolio's unique nature made valuation among the Fund's single largest risks.

64.   Most of the Fund's securities were categorized as "Level 3" under GAAP fair value measurements and disclosures, because they are the hardest to value and involve the most unobservable and potentially subjective inputs from Firsthand regarding its assumptions about how a market participant might value the assets, and therefore present the greatest risk of manipulation.

65.   Nevertheless, the Board approved on a quarterly basis every price submitted by Firsthand and its consultant, Scalar, despite having received materials demonstrating that Firsthand's methodologies and assumptions were plainly erroneous and contrived to inflate the calculations.

1.   Wrightspeed, Inc.

66.   Wrightspeed is a private company that has claimed for a decade to be developing an electric drive system for vehicles but has never generated revenue. Landis is the CEO and a member of Wrightspeed's board, and thus had an additional economic interest in providing the Fund's capital to Wrightspeed.

67.   Between 2013 and 2017, the Fund invested approximately $16.2 million in Wrightspeed stock. The company stated that it was building an electric trash truck, among other commercial vehicles, and created marketing videos of various test units, but never reported sales.

68.   In the years following, the Fund began to make annual debt investments, in the form of convertible notes, despite no apparent change in the company's prospects.

69.   Between 2018 and 2021, the Fund invested roughly $10 million per year in Wrightspeed, eventually increasing its total investment to $46.2 million.

70.   Throughout the period, Wrightspeed had insufficient cash to pay down the notes on their original maturity dates, so the notes were repeatedly extended by the Fund each year to the next year.

71.   By at least 2021 (and almost certainly earlier given Landis's position on the Wrightspeed board), Firsthand knew that Wrightspeed had no prospects as an electric vehicle company and the Fund's investment was likely worthless.

72.   Indeed, in or around 2021, Firsthand ███████████████████████████

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but continued to maintain materially the same valuation of the Fund's investments.

73.   For example, in a March 2022 report to the Board, Firsthand and Scalar stated that

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77.   Nevertheless, Firsthand repeatedly calculated the value of the Fund's holdings at

over $23.1 million.

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[1] Excerpts herein are from the books and records produced by the Fund to Plaintiff unless otherwise noted.

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85.   Nevertheless, Firsthand and Scalar continued to attribute nearly $19 million in value to the Fund's investments in Wrightspeed, and the Board continued to rubberstamp the valuation.

86.   Although the Fund still had no realistic expectation of a recovery on its convertible notes, Firsthand ██

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87.   That assumption had no more basis in reality than the prior expectation of a full recovery. ██

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102.   These facts were not disclosed to the Board until months later in November 2023, although Landis was undoubtedly aware of them as CEO of Wrightspeed, and Firsthand and the Board continued to strike positive valuations for the Wrightspeed investments.

103.   In November 2023, with no cash in the Fund left to pump into the company, Defendants finally disclosed to investors that the Wrightspeed investments were worthless.

104.   In a Form 10-Q, the Fund stated that the value of its equity and debt investments in Wrightspeed was $0, reflecting a $48.8 million loss.

105.   Defendants' false and misleading valuations of Wrightspeed significantly inflated the Fund's NAV and trading price, and Firsthand's management fees, between, at a minimum, January 2021 through November 2023.

2.   IntraOp Medical Corp.

106.   IntraOp has been purportedly developing and manufacturing a system for electron-beam radiation cancer therapy for more than a decade.

107.   The Fund acquired a majority interest in July 2013 for an investment of approximately $26 million, and Landis became a member of the company's board of directors.

108.   At the time, the Fund disclosed to investors that IntraOp held assets of $22 million against liabilities of $3.6 million with $1.1 million in prior-year revenue.

109.   Between 2014 and 2022, the Fund made repeated large debt investments, in the form of convertible notes—an additional $25 million by 2022—resulting in total debt and equity investments in IntraOp of more than $51 million.

110.   As the Fund committed more and more capital (until it effectively had no more capital to commit), IntraOp's financial condition only worsened.

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113.   Defendants achieved this effect by grossly and repeatedly manipulating the valuation methodology for the IntraOp investments, inflating the Fund's NAV.

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128.   Throughout this period, Firsthand not only caused the Fund to publish inflated valuations but continued to invest good money after bad. In 2021 through June 2022, the Fund committed another $4.9 million to IntraOp to prop up the company and hide Firsthand's failure.

129. ████████████████████████████████████

████████████████████████████████ As a member of the IntraOp board of directors, Landis would have approved this transaction, despite his obligations to the Fund, which already stood to receive virtually nothing from its convertible notes.

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132. Firsthand and Scalar made similarly small decreases the valuations in May and August 2023 with little to no explanation, ████████████████████████████████ ████████████████████████████

133. In November 2023, Firsthand finally revealed to stockholders what it had known for years: that the IntraOp investments were effectively worthless.

134. In a Form 10-Q, the Fund disclosed it had written down the value of all IntraOp investments to $168,000, reflecting a loss of over $51.6 million.

135. Firsthand provided only a circular explanation that the "depreciation was primarily caused by a decrease in the valuations."

136. At the end of 2023, Firsthand cut the valuation again to $87,000.

137. ██

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138. Defendants' false and misleading valuations of IntraOp significantly inflated the Fund's NAV and trading price, and Firsthand's management fees, between, at a minimum, January 2021 through November 2023.

**E.   The Board Conceals The Fund's Valuation Issues And
Fights Off Stockholders Rather Than Taking Corrective Action**

139.   While stockholders were unaware of the full extent of the Fund's losses, the disclosed declines in the Fund's assets were enough to generate significant unhappiness with Firsthand and the Board, which the Board repeatedly resisted and ignored.

140.   In connection with the 2022 and 2023 stockholder meetings, a stockholder submitted proposals "to terminate the investment advisory and management agreements" with Firsthand.

141.   In support, the stockholder noted the Fund's "since-inception market return (-78.1%) has been disastrous and inferior to relevant benchmarks due to high fees and poor asset selection/management," Firsthand's "2% annual management fee (on gross assets) is roughly a 7.4% annual fee based on the recent market value of the equity," and the discount of the Fund's "market price to its NAV has been very large – recently over 70%." The stockholder stated that "[d]isastrous investment decisions and exorbitant fees have been destroying [the Fund]."

142.   Each year, the Board opposed the proposals on superficial bases. For example, in 2022, the Board stated that "approval of the proposal would likely severely impair the short-term and long-term value of the Company's investment portfolio." It also improperly rejected new director nominees submitted by a different stockholder and refused to clarify the basis even after multiple emails demanding that the Board explain itself.

143.   Internally, however, the Board had long known that the Fund was tanking and neither it nor Firsthand had any plan to rectify it.

144.   The Board received regular reporting for years reflecting the extent to which the Fund had imploded versus any measure of the broader market.

21

145.   Firsthand reported at virtually every meeting from at least 2022 (and almost certainly earlier) through 2023 that ███████████████████████████████████

██

██

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146.   Firsthand had no plan whatsoever to improve the Fund, and admitted verbatim █

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147.   Nonetheless, the Board rehired Firsthand as the Fund's manager year after year while waging war against the stockholders who sought change.

148.   Indeed, internal records demonstrate that the Board only superficially considered Firsthand's contract using template material that rarely changed year to year.

149.   By 2022, for example, the Board was receiving ████████████████████████

██

150.   Nevertheless, the Board determined in August 2022—as it had in prior years and as it continues to do today using verbatim language in the Board materials—████████████

██

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151.   The Board likewise found Firsthand's excessive, unjustified 2% management fee, which had pillaged the Fund's assets, to be reasonable because ████████████████████████

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152. ███

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153. ███

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154. ███

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155.   Firsthand reports only 5 employees, but has collected at least $26 million in management fees—with millions more accrued against the Fund's assets—since the Fund's inception.

156.   Nevertheless, the Board failed repeatedly, each year, to ███████████

███

███

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157.   Moreover, in an ███████████████████████████████████

███

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158. ███

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159. ███

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160. ███

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161. ███

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162.   On August 11, 2023, the Board again determined to renew Firsthand's management

contract for the coming year based on ███████████████████████████████

███

**F.   Defendants Cause The Fund To Go Dark Before
          Finally Disclosing That Its Assets Are Effectively Worthless**

163. ███

██

164. ███

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165.   On August 14, 2023, Defendant Petredis resigned from the Board, purportedly for "health reasons." Thereafter, rather than permit a new independent director, Yee resigned so that the "Fund [would] have a majority of its directors who are not 'interested' persons."

166.   On August 30, 2023, the Fund's Chief Financial Officer ("CFO"), Omar Billawala, resigned, and Landis was appointed to serve as CEO and CFO effectively immediately.

167.   The Fund's assets had become so limited that Firsthand had restrained its collection of management fees in the preceding years to the extent the Fund could come up with cash, but continued to accrue the full fee—millions of dollars based on the Fund's inflated assets.

168.   On September 30, 2023, as the Fund slashed its prior inflated valuations and the accrued management fees accumulated, Firsthand "entered into a fee waiver agreement" to prevent the Fund from becoming insolvent.

169.   Under the agreement, Firsthand "agreed to (1) waive future accruals of the base management fee starting October 1, 2023, through December 31, 2024 . . . and (2) waive $2.5 million of base management fee that has been accrued but unpaid."

170.   But even with the fee waiver, Firsthand still claimed $7.2 million in prior accrued fees, which was reflected on the Fund's balance sheet, and the Fund reported net assets of *less than $1 million* in light of those liabilities (*i.e.*, the edge of insolvency).

171.   Firsthand had siphoned off effectively all of the Fund's cash but for foreign currency worth $2,609.

172.   ██
████████████████████████████████████

173.   ██

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174.

175.

176.

177.

178.

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179.   Following ███████████████████████ the Board disclosed that it would seek

stockholder approval of "a plan of liquidation," which as of today still has not happened.

180.   In the release, the Board stated that the Fund had "announced it has suffered

material setbacks on two of its largest holdings [Wrightspeed and IntraOp]," falsely suggesting

that the developments had been recent and promptly disclosed to stockholders.

181.   On October 27, 2023, the Board disclosed that the NASDAQ would delist the

Fund's shares.

182.   ██

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183.   ██

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184.   ██

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185.   On November 14, 2023, the Fund filed a Form 10-Q revealing that its investments in Wrightspeed and IntraOp were effectively worthless, which Defendants had previously concealed for years.

186.   ███

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187.   By the end of the year, Firsthand had destroyed over $200 million since inception and caused substantial damages to stockholders who purchased the Fund's shares at inflated prices throughout the period.

188.   Firsthand and the Board's erroneous valuations of the Fund's investments beginning in 2021, at a minimum, caused the Fund's NAV and stock price to be significantly inflated and concealed that the Fund was insolvent.

189.   Based on the above, the price of the Fund's stock should have been near $0 throughout the period. Instead, it traded from a high of $7.25/share to $4.01/share at the close of 2021, $0.91/share at the close of 2022, and $0.30/share by the close of 2023 as Defendants slow-rolled the disclosure of the true value of the Fund's holdings.

G.   Defendants Extract The Last Of The Fund's Value For Themselves After The Sale Of Hera

190.   In November 2024, Defendants disclosed that the Fund had realized cash proceeds from its investment in Hera, its last meaningful investment position.

191.   Although the Fund had invested nearly $18 million in Hera, it received only $6.1 million from a sale of the company to a third-party acquiror.

192.   Worse, despite having previously agreed to waive its accrued management fee, Defendants *directed $4.1 million of the cash proceeds to themselves*, leaving the Fund with a nearly 88% loss.

193.   Today, the Fund's shares trade at $0.06 or less and its disclosed net assets have dwindled to approximately $1.5 million.

194.   Its remaining positions are *di minimis* and not expected to generate material value.

ADDITIONAL ALLEGATIONS OF SCIENTER

195.   As set forth above, the Defendants are officers and/or directors of the Fund, controlled the Fund's operations, and had access to confidential, non-public information regarding the Fund's investments, including monthly and quarterly reports regarding the valuation of IntraOp and Wrightspeed and the calculation of the Fund's NAV.

196.   By reason of their positions with the Fund, as well as Landis's position as an officer and/or director of IntraOp and Wrightspeed, Defendants had actual knowledge of, or recklessly disregarded, the fraudulent valuations for IntraOp and Wrightspeed and the inaccuracy of the Fund's publicly stated NAVs and other public statements set forth above.

197.   Firsthand was financially motivated to conceal the true value of the Fund's investments in IntraOp and Wrightspeed and, by extension, the true extent of the Fund's losses, in order to delay disclosure of the losses and the reputational damage caused by the Fund's poor performance, inflate the net assets of the Fund on which Firsthand calculated its fee, preserve its position as the Fund's manager, and avoid or delay litigation associated with the Fund's collapse.

198.   The Director Defendants likewise either intentionally to protect Firsthand or as a result of flagrant and reckless disregard for the Fund's operations, consented to the Fund's repeated misstatement of the value of its portfolio of investments and NAV to investors, including Plaintiff,

and did nothing to correct the known misrepresentations, which are set forth in further detail in **Appendix 1** filed herewith.

199.   The Director Defendants were likewise motivated to avoid the reputational damage of disclosing the true extent of the Fund's losses, the associated litigation risks, and the likelihood that they would lose their positions (and salaries) as Board members as a result of their misconduct.

200.   For the reasons above and as set forth herein, all Defendants acted with scienter in making or causing to be made the material misstatements and omissions described in this Complaint.

LOSS CAUSATION

201.   As detailed herein, Defendants made materially false and misleading statements and omissions about the value of the Fund's portfolio of investments and published erroneous NAVs for the Fund based on knowingly false and inaccurate valuations of the Fund's investments.

202.   The erroneous NAVs artificially inflated the price of the Fund's common stock and operated as a fraud and deceit on Plaintiff.

203.   Between June 2021 and May 2024, Plaintiff purchased shares of the Fund's common stock at market prices, which were inflated by the erroneous and inaccurate NAVs published by Defendants. Plaintiff has not sold, and continues to hold, all Fund shares purchased during the period above.

204.   As the truth regarding the true value of the Fund's investment partially and then fully disclosed to the market (at least as to IntraOp and Wrightspeed), the price of the Fund's common stock fell accordingly.

205.   As a result of their acquisition of the Fund's common stock between January 2021 and November 2023, Plaintiff suffered economic loss, *i.e.*, damages, under federal law.

CLASS ACTION ALLEGATIONS

206.   Plaintiff brings Courts I and II below pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3), individually and on behalf of a proposed class, consisting of all those who purchased or otherwise acquired the Fund's common stock (the "Class") between January 1, 2021 and November 14, 2023 (the "Class Period"), and were damaged upon the revelation of the alleged corrective disclosures, excluding the Defendants named herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest.

207.   The Class is so numerous that joinder of all members is impracticable. Throughout the Class Period, the Fund's common stock was actively traded in public securities markets. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its transfer agent and may be notified of the pendency of this action by mail, using notice forms similar to those customarily used in securities class actions.

208.   Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law as pled below.

209.   Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Some of these common questions of law and fact are:

> a. whether the federal securities laws were violated by Defendants' acts as alleged herein;
>
> b. whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the Fund's value, operations, and management;

c. whether the Director Defendants caused the Fund to issue false and misleading financial statements during the Class Period;

d.   whether Defendants acted knowingly or recklessly in issuing false and misleading financial statements;

e.   whether the prices of the Fund's securities during the Class Period were artificially inflated because of the Defendants' conduct alleged herein; and
f. whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

210.   A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress the wrong done to them individually. There will be no difficulty in the management of this action as a class action.

211.   Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

a. Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

b. the omissions and misrepresentations were material;

c. the Fund's securities are traded in an efficient market;

d. the Fund's shares were liquid and traded with moderate to heavy volume during the Class Period;

e. the Fund traded on the public securities markets;

f. the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Fund's securities; and

g. Plaintiff and members of the Class purchased, acquired, or sold the Fund's securities between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

212.   Based upon the foregoing, Plaintiff and members of the Class are entitled to a presumption of reliance upon the integrity of the market. Alternatively, Plaintiff and members of the Class are entitled to the presumption of reliance established by the U.S. Supreme Court in *Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128 (1972), as defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

DEMAND FUTILITY ALLEGATIONS

213.   Plaintiff brings certain of the claims set forth in Counts III and IV derivatively in the right and for the benefit of the Fund to redress the breaches of fiduciary duty and other violations of law by Firsthand and the Director Defendants, as alleged herein.

214.   Plaintiff has owned shares of the Funds continuously at all relevant times.

215.   Plaintiff will adequately and fairly represent the interests of the Fund and stockholders in enforcing and prosecuting the Fund's rights, and Plaintiff has retained counsel experienced in prosecuting derivative actions of this nature.

216.   Plaintiff has not made, and is excused from making, a pre-suit demand on the Board under Maryland law because "a majority of the directors are so personally and directly conflicted or committed to the [matter] in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Werbowsky v. Collomb*, 362 Md. 581, 620 (2001); *see also Trasatti v. Trasatti*, 2018 U.S. Dist. LEXIS 2750266, at *32–33 (Md. Ct. Spec. App. June 7, 2018).

217.   In the aftermath of the Fund's collapse, the Director Defendants have not investigated or even considered pursuing claims on behalf of the Fund, despite the catastrophic losses and misconduct raised to them by Plaintiff. Indeed, it is clear that the Director Defendants will oppose the assertion of any claims on the Fund's behalf because they have already:

- repeatedly re-hired Firsthand despite the collapse of the Fund and the valuation misconduct;

- repeatedly opposed the consideration of alternative advisers and nominations of new directors to the Board;

- used their control over the Fund to entrench themselves through the use of illegal bylaws prohibited by the ICA; and

- committed themselves to the continued operation of the Fund as directed by Firsthand, including the continued payment of fees to Firsthand, despite having represented to investors that the Fund would be liquidated.

218.   The Director Defendants are disabled from considering a demand under Maryland law because they have personally and repeatedly violated their duties of care and loyalty for years, including by permitting Firsthand's misconduct that led to the Fund's collapse, making misstatements to investors about the true value of the Fund's portfolio, using unlawful entrenchment mechanisms to preserve their positions, and opposing efforts by stockholders to replace Firsthand as the Fund's adviser.

219.   The Director Defendants face unexculpated personal liability for losses that each Director Defendant "personally" and "directly" caused the Fund to incur.

220.   Under the circumstances above, Maryland law excuses a pre-litigation demand.

CAUSES OF ACTION

COUNT I -- Class Action Claim For Violations of Section 10(b) Of The Exchange Act

221.   Plaintiff repeats and realleges the allegations set forth in paragraphs 1-220.

222.   This Count is asserted pursuant to Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against Defendants Firsthand, Scalar, Landis, Petredis, Burglin, Lee, Yee and Billawala.

223.   During the period set forth herein, Defendants, individually and in concert, drafted and disseminated false statements regarding the value of the Fund's investments and/or the Fund's

NAV, including knowingly inaccurate NAVs themselves, and misrepresented the potential for the Fund to realize long-term gains, including through statements by the Board that removal of Firsthand "would likely severely impair the short-term and long-term value of the [Fund's] investment portfolio," when Defendants knew the Fund's portfolio was worthless and Firsthand had no plan for remediation.

224.   Defendants violated §10(b) of the Exchange Act and Rule 10b-5 in that they: employed devices, schemes and artifices to defraud; made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; engaged in acts, practices and a course of business that operated as a fraud or deceit upon Plaintiff and other investors in connection with their purchases of the Fund's securities.

225.   Defendants acted with scienter in that they knew that the Fund's NAVs were fraudulently inflated, that the vast majority of the Fund's investments were worthless, and that public documents and financial statements Defendants issued were materially false and misleading, but each knowingly and substantially participated, or acquiesced in the issuance or dissemination of such statements or documents, despite their falsity.

226.   Defendants, by virtue of their receipt of non-public information reflecting the true value of the Fund's investments and their control over the Fund and its public statements, orchestrated and participated in the fraudulent scheme alleged herein. Defendants were senior officers and/or directors of the Fund with actual knowledge of the Fund's material misstatements and omissions, and intended to deceive Plaintiff and other investors or otherwise acted with reckless disregard for the truth.

227.   As a result of the foregoing, the market price of the Fund's securities was artificially inflated during the period alleged herein. Without knowledge of the falsity of the Fund's and Defendants' misstatements, Plaintiff and other investors relied on the Fund's financial statements and other public statements, as well as the integrity of the market price of the Fund's securities, when deciding to purchase the Fund's securities at market prices.

228.   Had Plaintiff been aware that the market price of the Fund's securities was artificially and falsely inflated, they would not have purchased the Fund's securities.

229.   By reason of the foregoing, Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to Plaintiff for damages to be proven at trial.

COUNT II -- Class Action Claim For Violation of Section 20 Of The Exchange Act

230.   Plaintiff repeats and realleges all of the allegations set forth in paragraphs 1-220.

231.   This Count is asserted pursuant to Section 20(a) of the Exchange Act, 15 U.S.C. § 78t against Defendants Firsthand, Landis, Petredis, Burglin, Lee, Yee and Billawala.

232.   Firsthand and the Director Defendants were controlling persons of the Fund within the meaning of Section 20(a) because they controlled all operations of the Fund, including with respect to public statements.

233.   As officers and directors, Defendants had a duty to disseminate accurate and truthful information with respect to the Fund's financial condition and results of operations, including the value of its investments, and to correct any public statements issued by the Fund which had become materially false or misleading.

234.   Defendants exercised actual control and authority over the Fund's periodic reports, financial statements, press releases and other public filings disseminated in the marketplace, which contained false and misleading statements about the value of the Fund's investments and its NAV.

235.   Through their senior management and/or director positions with the Fund, Defendants caused the Fund to engage in the unlawful acts and conduct complained of herein. Each of the Defendants exercised control over the general operations of the Fund and possessed the power to control the specific activities that caused the Fund to violate Section 10(b) of the Exchange Act and Rule 10b-5.

236.   By reason of their control over the Fund and having caused the Fund to make material misstatements and omissions in violation of Section 10(b) of the Exchange Act and Rule 10b-5, Firsthand and the Director Defendants are liable pursuant to § 20(a) of the Exchange Act.

COUNT III -- Direct And Derivative Claims For Breach Of Fiduciary Duties

237.   Plaintiff repeats and realleges the allegations set forth in paragraphs 1 to 220.

238.   This Count is asserted pursuant to Maryland law against Firsthand and the Director Defendants.

239.   Pursuant to Maryland Code, Corporations and Associations § 2-405.1, Defendants owe a duty to the Fund and stockholders, including Plaintiff, to act in good faith; in a manner reasonably believed to be in the best interests of the corporation; and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Further, pursuant to the ICA, the Director Defendants owe a duty to oversee and approve the Fund's valuations of securities.

240.   Defendants recklessly oversaw and/or effectively abandoned the oversight of the Fund's valuation of securities, permitting Firsthand to grossly inflate the value of securities that were, in effect, worthless and to continue to make further investments on the Fund's behalf in these worthless securities. Under the Director Defendants' purported supervision, Firsthand was allowed to destroy virtually all value in the Fund.

241.   Further, the Director Defendants assisted in covering up this misconduct through misstatements and omissions to investors of the Fund, including Plaintiff, intended to hide the Fund's extensive losses, increase Firsthand's fees, and maintain Defendants' positions as officers and directors.

242.   The Fund's Charter does not protect Defendants from liability resulting from their bad faith, willful misfeasance, gross negligence or reckless disregard.

243.   Defendants are personally liable to the Fund for the breach of duty described above in an amount to be proven at trial.

COUNT IV -- Direct And Derivative Claims For Breach Of Contract

244.   Plaintiff repeats and realleges the allegations set forth in paragraphs 1-220.

245.   This Count is asserted under Maryland law against Firsthand.

246.   Pursuant to §3 of its Investment Management Agreement ("IAA"), Firsthand agreed to "use its best judgment and efforts in rendering the advice and services to the [Fund] as contemplated by this Agreement."

247.   Further, Plaintiff is a third-party beneficiary of the IAA because the agreement is intended to, and does, directly provides benefits to Plaintiff and other investors, including with respect to the services to be provided by Firsthand and the standard of conduct Firsthand agreed to adhere to in providing such services. The IAA does not contain an exclusion of third-party beneficiaries.

248.   Firsthand's intentional misconduct, including its intentional and repeated misrepresentation of the value of the Fund's investments and NAV over the course of years, did not constitute its "best judgment or best efforts," and thus Firsthand breached §3 of the IAA.

249.   Firsthand is liable to the Fund and stockholders, including Plaintiff, for damages caused by its breach of contract in an amount to be proven at trial, including rescission.

COUNT V -- Appointment Of A Receiver

250.   Plaintiff repeats and realleges the allegations set forth in paragraphs 1-220.

251.   This Count is asserted against Nominal Defendant SVVC for the appointment of a receiver to mitigate the danger of spoilation and/or the imminent prospect of loss or injury to the Fund's property.

252.   Defendants' misconduct and breaches of fiduciary duties set forth above have left the Fund effectively insolvent, and Defendants' continued mismanagement will result in the squandering of what little remaining assets the Fund may have.

253.   Defendants, and Firsthand in particular, cannot be trusted to faithfully and adequately (i) value the Fund's remaining portfolio of investments; (ii) liquidate the Fund's limited remaining assets; or (iii) distribute the proceeds, if any, to unaffiliated stockholders.

254.   Absent a receivership, Defendants are utterly certain to destroy the remainder of the Fund just as they have destroyed over 95% of the Fund's value since inception.

COUNT VI -- Aiding and Abetting Breach of Fiduciary Duty

255.   Plaintiff repeats and realleges the allegations set forth in paragraphs 1-220.

256.   This Count is asserted under Maryland law against Scalar.

257.   Pursuant to Maryland Code, Corporations and Associations § 2-405.1, Firsthand and the Director Defendants owed a duty to the Fund and stockholders, including Plaintiff, to act in good faith; in a manner reasonably believed to be in the best interests of the corporation; and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Further, pursuant to the ICA, the Director Defendants owe a duty to oversee and approve the Fund's valuations of securities.

258.   Firsthand breached its fiduciary obligations through by knowingly grossly inflating the value of securities that were, in effect, worthless and to continue to make further investments on the Fund's behalf in these worthless securities.

259.   As the Fund's valuation consultant, Scalar aided and substantially assisted Firsthand and the Director Defendants in grossly inflating the value of securities that Defendants knew or reasonably should have known were effectively worthless.

260.   Scalar is personally liable to the Fund for aiding and abetting the breach of duty described above in an amount to be proven at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.   Awarding compensatory damages in favor of Plaintiff, the Class and the Fund against Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

B.   Appointing an independent receiver to value the Fund's portfolio, liquidate its assets, and distribute the proceeds to stockholders;

C.   Awarding Plaintiff its reasonable costs and expenses incurred in this action, including attorneys' fees and expert fees;

D.   Ordering an accounting and disgorgement of the unjust profits realized by Defendants as a result of their misconduct; and

E.   Awarding such equitable/injunctive or other further relief as the Court may deem just and proper.

Date: February 28, 2025

/s/ *Cyril V. Smith*
Cyril V. Smith (Fed. Bar 07332)
Zuckerman Spaeder LLP
100 E Pratt Street, Suite 2400
Baltimore, MD 21202
Tel. (410) 949-1145
Fax (410) 659-0436
csmith@zuckerman.com

Aaron Morris (*pro hac vice* forthcoming)
Andrew Robertson (*pro hac vice* forthcoming)
Morris Kandinov LLP
305 Broadway, 7th Floor
New York, NY 10007
Tel. (332) 240-4024
aaron@moka.law
andrew@moka.law

Attorneys for Plaintiff
Star Equity Fund, LP